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HONEYWELL INC. AND SUBSIDIARIES COMBINED WITH PROPORTIONAL SHARES OF 50% OWNED COMPANIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in Millions)	Nine Months Ended October 3, 1999

Income before Income Taxes	$615.6
Deduct:
Equity income(loss)	2.0

Subtotal	613.6
Add (deduct):
Dividends from less than 50% owned companies	2.7
Proportional share of income (loss) before income taxes of 50% owned companies	0.9

Adjusted income	617.2
Fixed Charges
Interest on indebtedness	84.6
Amortization of debt expense	1.3
Interest portion of rent expense	35.9
Total Fixed Charges	121.8
Total Available Income	$739.0

Ratio of Earnings to Fixed Charges	6.1

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HONEYWELL INC. AND SUBSIDIARIES COMBINED WITH PROPORTIONAL SHARES OF 50% OWNED COMPANIES